Exhibit 99.1

News Release

May 4, 2023

TELUS reports strong operational and financial results for first quarter 2023

Total Mobile and Fixed customer growth of 163,000, up 15,000 over last year, and our strongest first quarter on record, driven by strong demand for our leading portfolio across Mobility and Fixed services

Strong Mobile Phone net additions of 47,000, our best first quarter since 2010, and robust Connected Device net additions of 58,000; industry-leading postpaid churn of 0.70 per cent and Mobile Phone ARPU growth of 3.8 per cent

Record first quarter Fixed customer net additions of 58,000, including 35,000 internet customer additions, powered by industry-leading customer loyalty, with blended PureFibre churn below 1 per cent, in combination with TELUS’ PureFibre network; achieved one million security customer milestone

Strong quarterly financial results including Consolidated Operating Revenue and Adjusted EBITDA growth of 16 per cent and 11 per cent, respectively, and double digit Free Cash Flow growth of 29 per cent; Net Income lower by 45 per cent on higher interest, depreciation and amortization, and restructuring and other costs

Quarterly dividend raised to $0.3636, an increase of 7.4 per cent over the same period last year and our twenty-fourth increase since May 2011, representing a yield of approximately 5 per cent, supported by leading Adjusted EBITDA growth and strong cash flow expansion

Reiterating our 2023 Consolidated Financial Targets including Operating Revenue and Adjusted EBITDA growth of 11 to 14 per cent and 9.5 to 11 per cent, respectively, Capital Expenditures of approximately $2.6 billion and Free Cash Flow of approximately $2.0 billion

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the first quarter of 2023. Consolidated operating revenues and other income increased by 16 per cent over the same period a year ago to $5.0 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue increased due to: (i) growth in health services revenues mainly driven by our acquisition of LifeWorks on September 1, 2022; (ii) higher mobile network revenues attributable to roaming revenue improvements and subscriber growth; and (iii) an increase in fixed data service revenues, resulting from subscriber growth, business acquisitions and higher revenue per internet customer. These factors were partly offset by lower TV and fixed legacy voice services revenues, primarily due to technological substitution. Growth in DLCX operating revenues resulted from expanded services for existing clients and growth from new clients, including new clients from our acquisition of WillowTree on January 3, 2023, and favourable foreign exchange impacts. See First Quarter 2023 Operating Highlights within this news release for a discussion on TTech and DLCX results.

“In the first quarter, our TELUS team once again demonstrated our hallmark execution excellence, characterized by the potent combination of leading customer growth and strong financial results,” said Darren Entwistle, President and CEO. “Our robust performance is underpinned by our globally leading broadband networks and customer-centric culture, which enabled our strongest first quarter on record, with total customer net additions of 163,000, up 10 per cent, year-over-year. This included strong mobile phone net additions of 47,000, our best first quarter result since 2010; healthy connected device net additions of 58,000; and record first quarter total fixed net additions of 58,000, inclusive of reaching our one millionth security subscriber. Our leading customer growth is reflective of our consistent, industry-best client loyalty across our mobile and fixed product lines. In this regard, our team’s passion for delivering customer experience excellence contributed to strong client loyalty across our key product lines, once again this quarter, including blended mobile phone, PureFibre internet, Optik TV, security and voice churn at or below one per cent. Moreover, our industry-leading postpaid mobile phone churn of 0.70 per cent represents the ninth quarter out of the last 13 below 0.80 per cent.”

“Our results are backed by our highly differentiated and powerful asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Despite a challenging global macroeconomic environment, earlier today TELUS International (TI) once again announced strong double-digit revenue growth and solid profitability for the first quarter. TI’s resilient results and outlook reflect the important relationship with TELUS as an anchor customer, enabling TELUS’ customer service excellence and powering our digitization strategy – a unique relationship that significantly benefits both organizations. TI’s continued focus on profitable growth, powered by attractive end-to-end digital capabilities, position it as a trusted advisor for premier digital customer experiences and IT services for its over 650 global clients.”

“At TELUS Health, significant growth in first quarter revenues of $423 million reflects the enhanced scale of our health operations driven by our acquisition of LifeWorks, which is enabling us to make meaningful progress in respect of our goal to be the most trusted wellbeing company in the world. This includes: our healthcare programs, now covering 67 million lives; executing 149 million digital health transactions in the first quarter, up seven per cent, year-over-year; and welcoming close to two million new virtual healthcare members in the last 12 months, increasing our membership to 5.2 million, up nearly 60 per cent over the prior year. We anticipate continued strong growth in TELUS Health, buttressed by the integration of our synergistic product suite that enables us to not only meet, but exceed the diverse and evolving needs of our customers, with a differentiated and comprehensive range of innovative healthcare solutions. Looking at the over $200 million in synergies we initially identified with respect to the integration of LifeWorks, inclusive of revenues and costs, we have now achieved more than the $50 million in expected nearer-term annual cost savings. Furthermore, we have identified additional annual cost efficiencies approaching $70 million, for a total of approximately $120 million in cost synergies by 2025. Moreover, our combined organizations are fully ramped up and delivering on revenue synergies, with in-market efforts pursuing value creation through organic growth throughout 2023 and beyond.”

“At TELUS Agriculture & Consumer Goods, first quarter revenues of $84 million were relatively flat year-over-year, reflecting transient headwinds, including one-time sales last year and some softness related to macroeconomic challenges. This was mostly offset by growth within our consumer goods and animal health verticals, as our team continues to integrate and grow this compelling global business. We continue to expect strong progress and double-digit revenue growth in this business in 2023, reflective of the significant long-term value we are creating as a globally leading provider of agriculture and consumer goods technology solutions around the world. Thanks to the efforts of our team, we will continue to advance the sector’s efficiency and effectiveness – including quality food production, waste reduction, food and retail execution, and trade promotion optimization – through data analytics.”

“Our consistently strong operational and financial performance is buttressed by our highly engaged team, who passionately deliver superior service offerings and digital capabilities over our world-leading wireless and PureFibre broadband networks,” Darren further commented. “In April, our TELUS PureFibre network was recognised by global analytics company, Opensignal, as the best fixed broadband network in Western Canada, in their inaugural April 2023 Canada Fixed Broadband Experience Report. Furthermore, in March, TELUS was named Canada’s inaugural 2023 Reader’s Choice Award winner, according to a survey conducted by U.S.-based PCMag. In particular, TELUS was recognized as Canada’s best major mobile carrier, and Public Mobile was named Canada’s best digital mobile carrier. In addition, TELUS was awarded Canada’s best mobile carrier for business in PCMag’s Business Choice Awards for 2023. Complementing these wins, in February, TELUS was once again named Canada’s most-awarded network by Opensignal for the twelfth consecutive time. The consistent recognition from a range of independent organizations reinforces the superiority of TELUS’ world-leading networks in terms of offering customers the fastest, most expansive and reliable service in Canada across both our wireless and PureFibre networks. Indeed, these accolades underscore the tremendous value of our generational investments in global-best network technologies, including our now-completed accelerated broadband expansion program, which will continue to drive extensive socio-economic benefits for Canadians from coast-to-coast-to-coast, for decades to come.”

“TELUS’ global leadership in broadband fibre is owing to our unique, innovation-centric culture, as well as the determination and skill of our team as we built and rapidly expanded our PureFibre network over the past 10 years. This generational investment is the cornerstone of our leading customer growth and the significant market share gains we have driven over many years. Moreover, TELUS PureFibre has fundamentally transformed the way we do business; it supports our social purpose and sustainability promises; and it positions us for decades of robust free cash flow generation, in the way we reaped a century of return from copper. Our ongoing broadband network investments further enable the continued advancement of our financial and operational performance, strengthening our confidence in the robust outlook for our business, and the long-term affordability and sustainability of our industry-leading dividend growth program. The 7.4 per cent year-over-year dividend increase announced today represents the twenty-fourth increase since we initiated our multi-year dividend growth program in 2011, with our program now in its 13th year and extended through 2025. Since 2004, TELUS has returned more than $23 billion to shareholders, including over $18 billion in dividends, representing over $16 per share. Future dividend growth and affordability will be supported by strong EBITDA and free cash flow growth; value creation across our TI, Health and Agriculture & Consumer Goods businesses; as well as the significant reduction in annual capital expenditures beginning this year, leading to meaningful and sustainable free cash flow expansion.”

“At TELUS, our award-winning culture of caring is epitomized by our heartfelt philosophy to give where we live,” said Darren. “In this regard, since its inception in 2018, TELUS Friendly Future Foundation (TFFF) has granted $38 million in cash donations to charities in our communities, making a positive impact on the lives of 14 million youth. This includes $2.1 million in grants so far in 2023 alone. Moreover, in February, TFFF launched its $1 million Livable Communities for our Youth challenge to improve the lives of young Canadians by connecting innovative entrepreneurs to local charities overwhelmed by increasing demand. Thanks to the combined efforts of our TELUS and TELUS Friendly Future Foundation teams, we are ensuring even more youth have the opportunity to realize their full potential.”

Doug French, Executive Vice-president and CFO said, “In the first quarter of 2023, our team achieved strong operational and financial results, building upon our long-standing track record of execution excellence. As we progress towards our consolidated financial targets for 2023, which we reiterated today, we delivered double-digit consolidated operating revenue, Adjusted EBITDA and free cash flow growth. These strong results reinforce our positive outlook for the year and are driven by our consistent focus on profitable customer growth over our leading mobile and fixed broadband networks, and supported by our highly differentiated and global asset mix. Net income in the quarter was down 45 per cent, driven by an increase in depreciation and amortization reflecting a higher asset base from organic and inorganic investments, an increase to financing costs and higher restructuring costs inclusive of lump sum payments of $67 million from the ratification of the new collective agreement with the TWU and costs related to the ongoing integration of LifeWorks. Within our TTech segment, we delivered strong Operating revenue growth of over 15 per cent, or approximately eight per cent excluding LifeWorks, powered by healthy mobile network revenue growth of almost eight per cent, and fixed data revenue growth of nearly seven per cent, while Adjusted EBITDA was up 11 per cent. This performance reflects the powerful attributes of our superior bundled offerings over our world-leading networks, underpinned by our unrelenting focus to deliver leading customer experiences. As we progress through 2023 and beyond, our team will remain focused on empowering our customers with technology innovations to enable meaningful outcomes. This will be supported by our ongoing focus on reducing our cost structure, on a permanent basis, from our investments in digitization as we make steady progress decommissioning our legacy copper infrastructure and move toward a singular PureFibre network.”

“During the first quarter, our team advanced our leadership position in sustainability, issuing our fourth sustainability-linked bond (SLB), linking our financing to the achievement of ambitious environmental targets,” added Doug. “Furthermore, our latest SLB offering affirms TELUS as having the largest SLB program in the Canadian fixed income market and reinforces our sustainability commitments as a global leader in ESG. At the end of the quarter, our average cost of long-term debt remains favourable at 4.18 per cent, while our average term to maturity of long-term debt is 11.8 years. Continuing to secure cost-efficient financing remains critical in driving the success of our strategic initiatives and generational investments. As we progress through 2023, we anticipate the profile of our capital expenditures to be greater in the first half of the year, as we drive incremental operational and financial benefits in-year, while decelerating our investment profile in line with our annual target of approximately $2.6 billion.”

“Our leading growth profile and robust balance sheet position support our well-established dividend growth program. Our ability to deliver on our dividend growth program reflects our confidence in executing our growth strategy, on a global basis, and our ability to drive meaningful free cash flow growth on a sustained basis from our leading EBITDA growth profile and lower capital intensity. Returning capital to shareholders is balanced against our continued focus to invest strategically to unlock transformational benefits for all of our stakeholders, while maintaining a strong balance sheet to support critical investments that will further advance our growth strategy and support our long-term success today and well into the future,” concluded Doug.

For the first quarter, net income of $224 million and Basic earnings per share (EPS) decreased by 45 per cent and 46 per cent, respectively, over the same period last year. These decreases were driven by the impacts from: (i) higher depreciation and amortization reflecting increases related to capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading; (ii) higher financing costs primarily from greater long-term debt outstanding; and (iii) higher restructuring and other costs of $120 million, inclusive of lump sum amounts recorded of $67 million from the ratification of the new collective agreement between the TWU and TELUS. As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $386 million decreased by 7.0 per cent over the same period last year, while adjusted basic EPS of $0.27 was down 10 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 3.3 per cent to approximately $1.6 billion and Adjusted EBITDA increased by 11 per cent to approximately $1.8 billion. This growth reflects: (i) higher mobile network revenues driven by our roaming recovery and subscriber growth; (ii) increased fixed data services margins; (iii) the EBITDA contribution from our acquisition of LifeWorks on September 1, 2022; and (iv) an increase in our DLCX segment contribution, largely from the acquisition of WillowTree. These factors were partly offset by: (i) higher costs related to business acquisitions, inclusive of a greater number of team members; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences and contractor costs; (iii) merit-based compensation increases; and (iv) declining TV and fixed legacy voice margins.

In the first quarter, we added 163,000 net customer additions, up 15,000 over the same period last year, and inclusive of 47,000 mobile phones and 58,000 connected devices, in addition to 35,000 internet, 22,000 security and 9,000 TV customer connections. This was partly offset by residential voice losses of 8,000. Our total TTech subscriber base of approximately 18.2 million is up 7.3 per cent over the last twelve months, reflecting a 3.8 per cent increase in our mobile phones subscriber base to 9.7 million, and a 22 per cent increase in our connected devices subscriber base to 2.6 million. Additionally, our internet connections grew by 9.4 per cent over the last twelve months to over 2.5 million customer connections, our security customer base expanded by 21 per cent to 1.0 million customers, and our TV subscriber base increased by 4.6 per cent to more than 1.3 million customers. Lastly, our residential voice subscriber base declined slightly by 2.2 per cent to 1.1 million.

In health services, as of the end of the first quarter of 2023, virtual care members were 5.2 million and healthcare lives covered were 67.0 million, up 58 per cent and 45.1 million over the past twelve months, respectively. Digital health transactions in the first quarter of 2023 were 148.9 million, up 6.7 per cent over the first quarter of 2022.

Cash provided by operating activities of $761 million decreased by 33 per cent in the first quarter of 2023 primarily driven by other working capital changes and an increase in interest paid. These factors were partially offset by lower restructuring and other disbursements and growth in EBITDA.

Free cash flow of $535 million increased by 29 per cent compared to the same period a year ago. The increase in free cash flow primarily reflects lower capital expenditures and lower restructuring and other disbursements, partly offset by an increase in cash interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16.

Consolidated capital expenditures of $713 million, including $5 million related to real estate development, decreased by 14 per cent in the first quarter of 2023. TTech drove $109 million of this decrease, primarily due to a planned slowdown of fibre and wireless network build, which is consistent with 2023 build targets when compared to our accelerated investments in the first quarter of 2022.Our capital investments have enabled: (i) our internet, TV and security subscriber growth, as well as more premises connected to our fibre network; (ii) increased coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, including our acquisition of LifeWorks on September 1, 2022, as well as to support business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. By March 31, 2023, our 5G network covered over 30.6 million Canadians, representing approximately 83 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	4,925	4,256	15.7
Operating revenues and other income	4,964	4,282	15.9
Total operating expenses	4,365	3,555	22.8
Net income	224	404	(44.6)
Net income attributable to common shares	217	385	(43.6)
Adjusted net income(1)	386	415	(7.0)
Basic EPS ($)	0.15	0.28	(46.4)
Adjusted basic EPS(1) ($)	0.27	0.30	(10.0)
EBITDA(1)	1,621	1,569	3.3
Adjusted EBITDA(1)	1,779	1,608	10.7
Capital expenditures (excluding spectrum licenses)(2)	713	833	(14.4)
Cash provided by operating activities	761	1,135	(33.0)
Free cash flow(1)	535	415	28.9
Total telecom subscriber connections(3) (thousands)	18,236	17,001	7.3
Healthcare lives covered(4) (millions)	67.0	21.9	n/m

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures. See ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition. Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases. Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.
(4)	During the third quarter of 2022, we added 36.9 million healthcare lives covered as a result of the LifeWorks acquisition.

First Quarter 2023 Operating Highlights

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by 15 per cent in the first quarter of 2023, primarily reflecting increases in mobile network revenue, mobile equipment and other service revenues, fixed data services revenue, fixed equipment and other service revenues and health services revenues as described below. This growth was partly offset by lower fixed voice services revenue.

●	TTech EBITDA increased by 3.7 per cent in the first quarter of 2023, while TTech Adjusted EBITDA increased by 11 per cent, reflecting an increase in direct contribution from mobile and fixed products and services, as outlined below. This was partially offset by: (i) higher costs related to business acquisitions, inclusive of a greater number of team members; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences and contractor costs; and (iii) merit-based compensation increases.

Mobile products and services

●	Mobile network revenue increased by 7.6 per cent in the first quarter of 2023, largely due to roaming revenue recovery attributed to the easing of pandemic-related restrictions which principally started in the second quarter of 2022, bolstered by mobile phone and connected device subscriber base growth as well as contribution from higher base rate plans.
●	Mobile equipment and other service revenues increased by 18 per cent in the first quarter of 2023, largely attributable to the impact of higher-value smartphones in the sales mix and increased contract volumes.
●	TTech mobile products and services direct contribution increased by 9.4 per cent in the first quarter of 2023, largely reflecting higher roaming margins associated with an increase in international travel volumes, mobile subscriber growth and higher equipment margins. These were partly offset by higher commissions attributed to increased levels of retail traffic.
●	Mobile phone ARPU was $58.61 in the first quarter of 2023, an increase of 3.8 per cent, largely due to roaming improvements as a result of increased international travel. Domestic ARPU has modestly increased as we continue to focus our efforts on driving higher-value loading, partly offset by family discounts and bundling credits offered to our customers and lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans.
●	Mobile phone gross additions were 300,000 in the first quarter of 2023, an increase of 28,000, driven by growth in high-value customer additions due to increased levels of retail traffic as compared to the prior year when pandemic-related restrictions were still in place, successful promotions, including bundling of our mobility and home services, and growth in the Canadian population.
●	Mobile phone net additions were 47,000 in the first quarter of 2023, an increase of 1,000, driven by higher mobile phone gross additions, partially offset by higher mobile phone churn, as described below.
●	Our mobile phone churn rate was 0.88 per cent in the first quarter of 2023, compared to 0.81 per cent in the first quarter of 2022, which grew largely due to increased customer switching activity corresponding with higher levels of retail traffic as compared to the prior year when pandemic-related restrictions were still in place, in addition to increased travel-related prepaid deactivations, mitigated by our continued focus on customer retention through promotions and bundled offerings.
●	Connected device net additions were 58,000 in the first quarter of 2023, an increase of 12,000, attributable to increased IoT connections, as well as sales of other connected devices, such as tablets and mobile internet.

Fixed products and services

●	Fixed data services revenues increased by 6.7 per cent in the first quarter of 2023. The increase was driven by: (i) an increase in our internet, security and TV subscribers; (ii) business acquisitions; and (iii) higher revenue per customer as a result of internet speed upgrades, internet rate plans with larger allotted data amounts, and rate changes. This growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.
●	Fixed voice services revenues decreased by 4.0 per cent in the first quarter of 2023, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.
●	Fixed equipment and other service revenues increased by 13 per cent in the first quarter of 2023, reflecting higher sales volumes and lower discounts on business and consumer premise equipment.
●	TTech fixed products and services direct contribution increased by 14 per cent in the first quarter of 2023, reflecting growth in health, inclusive of business acquisitions and organic growth, as well as increased margins for internet, data and security, primarily driven by subscriber growth. These were partly offset by declining TV and legacy voice margins, principally due to technological substitution.
●	Internet net additions were 35,000 in the first quarter of 2023, an increase of 5,000, due to our success in driving strong gross additions through bundled product offerings, partly offset by a modestly higher churn rate driven by macroeconomic pressures impacting consumer purchasing decisions.
●	TV net additions were 9,000 in the first quarter of 2023, a decrease of 1,000, due to modestly higher churn related to the same factors as internet, offset by our diverse offerings.
●	Security net additions were 22,000 in the first quarter of 2023, a decrease of 4,000, due to higher churn related to the same factors as internet, partly offset by increased demand for our bundled product offerings and diverse suite of products and services.

●	Residential voice net losses were 8,000 in the first quarter of 2023, an improvement of 2,000, due to our bundled product and lower-priced offerings, as well as our strong retention efforts, partly offset by the substitution to mobile and internet-based services.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $283 million in the first quarter of 2023, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) continued adoption of our virtual solutions; and (iii) growth in health benefits management services, with plan members continuing to increase their use of elective health services, partly offset by rate changes associated with a contract renewal.
●	At the end of the first quarter of 2023, our healthcare programs covered 67.0 million lives, an increase of 45.1 million over the past 12 months, mainly due to the addition of 36.9 million lives covered from our third quarter 2022 acquisition of LifeWorks, as well as healthy post-acquisition growth resulting from both new and existing clients across all of our regions. Organically, lives covered also increased due to continued demand for virtual solutions and personal health records.
●	At the end of the first quarter of 2023, 5.2 million members were enrolled in our virtual care services, an increase of 1.9 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.
●	Digital health transactions were 148.9 million in the first quarter of 2023, an increase of 9.3 million, largely driven by increased demand for elective health services.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
●	Agriculture and consumer goods services revenues decreased by $1 million in the first quarter of 2023, reflecting transient headwinds, including one-time sales last year and some softness related to macroeconomic challenges, mostly offset by our diverse collection of offerings including Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers and animal health pharmacy and research. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the first quarter of 2023 compared to the first quarter of 2022, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in the period.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by 17 per cent in the first quarter of 2023. The increase was primarily attributable to growth in our tech and games, banking, financial services and insurance, and other industry vertical clients, arising from additional services provided to existing clients and new clients added since the prior year, including new clients from the acquisition of WillowTree. In addition, the strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.
●	DLCX EBITDA in the first quarter of 2023 was essentially flat as compared to the same period a year ago, while DLCX Adjusted EBITDA increased by 8.1 per cent. The increase in Adjusted EBITDA was primarily due to the addition of WillowTree, partly offset by higher operating expenses in goods and services purchased and employee benefits expense.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting approximately $618 million in the first quarter of 2023 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $34 billion in these taxes.
●	Investing $713 million in capital expenditures in the first quarter of 2023 and over $51 billion since 2000.
●	Disbursing spectrum renewal fees of approximately $53 million to Innovation, Science and Economic Development Canada in the first quarter of 2023. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $42 billion.
●	Spending $2.8 billion in total operating expenses in the first quarter of 2023, including goods and services purchased of approximately $1.6 billion. Since 2000, we have spent $152 billion and $103 billion, respectively, in these areas.
●	Generating a total team member payroll of approximately $1 billion in the first quarter of 2023, including wages and other employee benefits, and payroll taxes of $75 million. Since 2000, total team member payroll totals $58 billion.
●	Returning approximately $500 million in dividends declared in the first four months of 2023 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $23 billion to shareholders through our dividend and share purchase programs, including over $18 billion in dividends and $5.2 billion in share purchases, representing more than $16 per share.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3636 per share on the issued and outstanding Common Shares of the Company payable on July 4, 2023 to holders of record at the close of business on June 9, 2023. This quarterly dividend reflects an increase of 7.4 per cent from the $0.3386 per share dividend declared one year earlier and consistent with our multi-year dividend growth program.

Community Highlights

Giving Back to Our Communities

●	In February 2023, the global TELUS family announced an unprecedented $125 million in 2022 community giving, through cash, in-kind contributions, time and programs to support youth and build stronger communities. Since 2000, our extended TELUS family has provided $1.5 billion in cash, in-kind contributions, time and programs, including 2 million days of volunteering.
●	TELUS Friendly Future Foundation® (TFFF) and TELUS Community Boards are continuing to direct all financial support to charitable initiatives that help youth and marginalized populations in Canada. During its first quarter, TFFF had a direct impact on the lives of more than 300,000 youth by granting $2.1 million to 173 projects delivered by registered charities.

○	In February 2023, TFFF launched its $1 million Livable Communities for our Youth Challenge, providing funding to improve the lives of youth by connecting innovative entrepreneurs to Canadian charities.
○	Since its inception in 2018, TFFF has provided $38 million in cash donations to our communities, helping 14 million youth reach their full potential.

●	Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of local grants. These grants support registered charities that offer health, education or technology programs that help youth thrive. Since 2005, our 19 TELUS Community Boards have contributed $102 million in cash donations to more than 9,000 initiatives, providing resources and support for underserved citizens, especially young people, around the world.
●	During the first quarter of 2023, we enabled $600,000 in community giving, through cash and in-kind contributions, from our global TELUS family, our team members and customers as well as TFFF, to support earthquake relief in Türkiye and Syria.
●	During the quarter, we announced a new TELUS premiere partnership with Vancouver Whitecaps FC as the club’s official partner through 2027. This new sponsorship includes:

○	TELUS brand featured pre-eminently on the new 2023 Whitecaps FC jersey.
○	TELUS as the presenting partner of Whitecaps FC soccer camps supporting 250,000 youth across Western Canada over the next five years.
●	During the ice storms in Ontario and Quebec in early April, we helped support impacted residents enabling approximately $400,000 in relief efforts through cash and in-kind contributions by distributing emergency kits with portable power suppliers and chargers as well as expediting network repairs. Additionally, we waived data overage fees, and, together with TFFF, also donated $25,000 cash (included above) to local food banks.

Empowering Canadians with Connectivity

●	Throughout the first quarter of 2023, we continued to leverage our Connecting for Good® programs to support marginalized individuals. In line with our commitment to enable human connections and to bridge digital divides, we have provided support for 364,000 individuals since the launch of our programs.

○	During the quarter, we welcomed 1,900 new households to our Internet for Good® program, resulting in more than 48,500 households and 155,000 low-income family members and seniors, in-need persons living with disabilities and youth leaving foster care all benefiting from subsidized internet since the launch of the program in 2016.
○	Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In the quarter, we have added over 1,950 youth, seniors and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, 45,000 persons have benefited.
○	Our Health for Good® mobile health clinics, now serving 24 communities across Canada, supported 14,000 patient visits during the quarter. Since the program’s inception, we have facilitated over 157,000 cumulative patient visits, helping us bring primary and mental health care to individuals experiencing homelessness.

■	In March 2023, we expanded our Health for Good program to support women in need of mental health services by providing free access to TELUS Health MyCare™ counselling services. Partnering with three women-focused charities – Dress for Success Vancouver, Mamas for Mamas and YWCA Metro Vancouver – we will provide over 1,000 free counselling sessions per year to women in B.C., Alberta, Saskatchewan and Ontario.

○	During the quarter, our Tech for Good® program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for over 450 Canadians living with disabilities. Since the program’s inception in 2017, we have provided professional assistance for nearly 7,000 individuals in Canada who are living with disabilities to help them independently use or control their mobile device and the TELUS Wireless Accessibility Discount.

●	We continued to help individuals stay safe in our digital world through our TELUS Wise® program. During the first three months of 2023, 45,000 individuals in Canada and beyond participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing our cumulative participation to more than 600,000 individuals since the program launched in 2013.

Investing in Social Impact

●	During the first three months of 2023, TELUS Pollinator Fund for Good™ closed a Series A investment into Flash Forest, a Canadian reforestation company with a mission to plant one billion trees. Our Pollinator investments total $40 million across 26 socially innovative companies, with 42 per cent led by women and 54 per cent led by Indigenous or racialized founders since inception in 2020.

●	During the quarter, the Pollinator Fund was awarded Funder of the Year at the 2023 B.C. Cleantech Awards for supporting cleantech ventures as they grow and scale, and runner up in the Agri Investor Global Awards 2022 for the Impact Investor of the year.

Global Social Capitalism awards and recognition

●	Recognized by Corporate Knights in its Global 100 Most Sustainable Corporations in the World as the top North American telecommunications company ranking 37th overall; our 11th time being named since inception of the recognition in 2005.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ first quarter 2023 conference call is scheduled for Thursday, May 4, 2023 at 1:30 pm ET (10:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until June 4, 2023 at 1-855-201-2300. Please quote conference access code 77357# and playback access code 0113207#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2023 outlook, as described in Section 9 in our 2022 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2023 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 0.9%, 0.5%, 1.9%, 0.5% and 0.4%, respectively (compared to 0.6%, 0.4%, 1.5%, 0.3% and 0.5%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual inflation rates in Canada, B.C., Alberta and Ontario are 3.6%, 3.6%, 3.4% and 3.5%, respectively (compared to 3.7%, 3.7%, 3.8% and 3.6%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.6%, 5.2%, 6.0%, 5.8% and 4.6%, respectively (compared to 6.1%, 5.6%, 5.9%, 6.6% and 5.5%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 225,000 units, 42,000 units, 34,000 units, 80,000 units and 49,000 units, respectively (compared to 212,000 units, 34,000 units, 31,000 units, 71,000 units and 50,000 units, respectively, as reported in our 2022 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations.

•	Regulatory matters including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our Q1 2023 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access; the potential for industry-wide competitive effects as a result of the conditions imposed by the Minister of Innovation, Science and Industry on the sale of Freedom Mobile to Videotron; the potential for additional government intervention on pricing, including internet overage charges and roaming fees; federal and provincial consumer protection legislation; new regulatory requirements enacted by the CRTC in response to a new policy direction from the Governor in Council; the introduction in Parliament of new federal privacy legislation that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a privacy right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency; potential limitations on international roaming fees and ancillary service fees; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions; unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings; our ability to comply with complex and changing regulation of the healthcare, virtual care, and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings, in some cases under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-

rate pricing trends for voice and data, inclusive rate plans for voice and data, and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron) as well as any related regulatory actions; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

•	Technology including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households with only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to continually streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies, broadband initiatives (such as fibre-to-the-premises (FTTP), wireless small-cell deployment and 5G wireless); availability of resources and our ability to build out adequate broadband capacity; our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; our ability to effectively manage the growth of our infrastructure and integrate new team members; and our reliance on third-party cloud-based computing services to deliver our IT services.

•	Security and data protection including risks that malfunctions or unlawful acts could result in unauthorized access or change to, or loss or distribution of, data that may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

Security threats including intentional damage, unauthorized access or attempted access to our physical assets or our IT systems and network, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the COVID-19 pandemic); political instability in certain international locations, including war and other geopolitical developments; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, including the future outcome of collective bargaining for new agreements with each of the Syndicat des agents de maîtrise de TELUS (SAMT) and the Syndicat québécois des employés de TELUS (SQET), following their expiry in 2022, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, and the physical and mental health of our team, which are critical to engagement and productivity.

•	Environment, health and safety including: loss of employee work time as a result of illness or injury; public concerns related to radio frequency emissions; environmental issues including climate-related risks (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

•	Real estate matters including risks associated with our real estate investments, such as financing risks and uncertain future demand, occupancy and rental rates, especially during the COVID-19 pandemic.

•	Financing, debt and dividend requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment-grade credit ratings. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

•	Tax matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•	The economy including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments, as well as public and private sector, responses to pandemics; expectations regarding future interest rates; inflation; unemployment levels; immigration levels; effects of volatility in oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies of various countries in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also Section 10.3 Regulatory matters and TELUS International’s financial performance which impacts our financial performance in our 2022 annual MD&A.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; the inelasticity of TI’s labour costs relative to short-term movements in client demand could have adverse impacts on the business; TI’s ability to grow and maintain profitability if changes in technology or client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; the significant portion of TI’s revenue that is dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services resulting in potential client loss; the adverse impact on TI’s business if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and the currencies of other countries in which TI operates. The trading price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a decline in the trading price of the TI Subordinate Voting Shares. A decline in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a decrease in the fair value of TI multiple voting shares held by TELUS.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2022 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this press release.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended March 31
C$ and in millions	2023	2022
Net income attributable to Common Shares	217	385
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	149	37
Tax effects of restructuring and other costs	(32)	(8)
Real estate rationalization-related restructuring impairments	52	1
Tax effect of real estate rationalization-related restructuring impairments	(14)	—
Income tax-related adjustments	1	—
Other equity income related to real estate joint ventures	(1)	—
Virtual power purchase agreements unrealized change in forward element	19	—
Tax effect of virtual power purchase agreements unrealized change in forward element	(5)	—
Adjusted Net income	386	415

Reconciliation of adjusted basic EPS

	Three months ended March 31
C$	2023	2022
Basic EPS	0.15	0.28
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.10	0.03
Tax effect of restructuring and other costs, per share	(0.02)	(0.01)
Real estate rationalization-related restructuring impairments, per share	0.04	—
Tax effect of real estate rationalization-related restructuring impairments, per share	(0.01)	—
Virtual power purchase agreements unrealized change in forward element, per share	0.01	—
Adjusted basic EPS	0.27	0.30

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-months ended March 31 (C$ millions)	2023	2022	2023	2022	2023	2022
Net income					224	404
Financing costs					320	179
Income taxes					55	144
EBIT	536	641	63	86	599	727
Depreciation	597	514	43	37	640	551
Amortization of intangible assets	320	245	62	46	382	291
EBITDA	1,453	1,400	168	169	1,621	1,569
Add restructuring and other costs included in EBITDA	141	35	18	4	159	39
EBITDA – excluding restructuring and other costs	1,594	1,435	186	173	1,780	1,608
Other equity income related to real estate joint ventures	(1)	—	—	—	(1)	—
Adjusted EBITDA	1,593	1,435	186	173	1,779	1,608

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliations

	TTech		DLCX		Total
Three-months ended March 31 (C$ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	1,593	1,435	186	173	1,779	1,608
Capital expenditures	(693)	(802)	(20)	(31)	(713)	(833)
Adjusted EBITDA less capital expenditures	900	633	166	142	1,066	775

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended March 31
C$ and in millions	2023	2022
EBITDA	1,621	1,569
Restructuring and other costs, net of disbursements	85	(25)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment® device financing	32	78
Effects of lease principal (IFRS 16 impact)	(130)	(123)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	43	26
Net employee defined benefit plans expense	15	27
Employer contributions to employee defined benefit plans	(9)	(17)
Interest paid	(286)	(180)
Interest received	4	1
Capital expenditures[1]	(713)	(833)
Free cash flow before income taxes	662	523
Income taxes paid, net of refunds	(127)	(108)
Free cash flow	535	415

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended March 31
C$ and in millions	2023	2022
Free cash flow	535	415
Add (deduct):
Capital expenditures[1]	713	833
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	130	123
Individually immaterial items included in Net income neither providing nor using cash	(617)	(236)
Cash provided by operating activities	761	1,135

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2023	2022	change
Mobile network revenue	1,697	1,577	7.6
Mobile equipment and other service revenues	517	440	17.5
Fixed data services	1,128	1,057	6.7
Fixed voice services	192	200	(4.0)
Fixed equipment and other service revenues	128	113	13.3
Health services	423	140	n/m
Agriculture and consumer goods services	84	85	(1.2)
Operating revenues (arising from contracts with customers)	4,169	3,612	15.4
Other income	39	26	50.0
External Operating revenues and other income	4,208	3,638	15.7
Intersegment revenues	4	4	—
TTech Operating revenues and other income	4,212	3,642	15.7

Notations used in the table above: n/m – not meaningful.

Operating revenues and other income – DLCX segment

C$ millions, except footnotes and unless noted otherwise	Three months ended March 31		Per cent
(unaudited)	2023	2022	change
Operating revenues (arising from contracts with customers)	756	644	17.4
Intersegment revenues	172	115	49.6
DLCX Operating revenues and other income	928	759	22.3

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $18 billion in annual revenue and 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 31 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventative healthcare and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventative and mental health outcomes covering 67 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.5 billion, including 2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

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